September 19, 2018

NEWS RELEASE

Sandfire Resources America Inc. Announces Rights Offering

Vancouver, British Columbia ? September 19, 2018 - Sandfire Resources America Inc. (TSX.V: "SFR"; OTCQB: "SRAFF") ("Sandfire" or the "Company") announces that it will conduct a rights offering to raise gross proceeds of up to approximately C$18.9 million (the "Rights Offering").

The Company will issue rights (the "Rights") to existing shareholders in Canada and to eligible shareholders in the United States and in certain other jurisdictions at the close of business on the record date of September 27, 2018 (the "Record Date"). The Company is pleased that shareholders in Montana and elsewhere in the U.S. will be entitled to participate in the Rights Offering due to recent rule changes in the United States.

Eligible shareholders will receive five (5) Rights for each common share of the Company (each a "Share") held. Eight (8) Rights will entitle the holder to subscribe for one (1) Share upon payment of the subscription price of C$0.06 per Share (the "Subscription Price"). For example, a holder of 1,000 Shares will be entitled to subscribe for 625 Shares for an aggregate subscription price of C$37.50.

Shareholders who fully exercise their Rights will also be entitled to subscribe for additional shares in the Rights Offering, if available as a result of unexercised Rights prior to the Expiry Time, subject to certain limitations set out in the Company's rights offering circular (the "Circular").

The Rights will trade on the TSX Venture Exchange under the symbol SFR.RT commencing on the first trading day prior to the Record Date and until 9:00 a.m. (Vancouver time) on October 30, 2018. The Rights will expire at 2:00 p.m. (Vancouver time) on October 30, 2018 (the "Expiry Time"), after which time unexercised Rights will be void and of no value. No fractional shares will be issued under the Rights Offering.

A rights offering notice and rights certificate will be mailed to each registered shareholder of the Company resident in Canada and to each eligible shareholders in the United States as at the Record Date. Registered shareholders who wish to exercise their Rights must forward the completed rights certificate, together with the applicable funds, to the rights agent, Computershare Investor Services Inc., on or before the Expiry Time. Shareholders who own their shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary. Further details of the Rights Offering are contained in the Company?s Circular, which has been filed on SEDAR under the Company's profile at www.sedar.com.

The Company currently has 503,281,865 Shares issued and outstanding. If all of the Rights issued under the Rights Offering are validly exercised, an additional 314,551,166 Shares would be issued. The Company intends to use the net proceeds of the Rights Offering to advance the Black Butte Copper Project and for general working capital purposes.

This news release shall not constitute an offer to sell or solicitation of an offer to buy the securities of the Company. There shall be no offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the laws of any such jurisdiction.

Purchase Commitment Agreement

In connection with the Rights Offering, the Company has entered into a purchase commitment agreement (the "Commitment Agreement") with Sandfire BC Holdings Inc. (the "Purchaser"). The Purchaser has agreed, subject to the satisfaction of certain conditions, to fully exercise its basic subscription privilege to purchase its pro rata share of the Shares offered in the Rights Offering. The subscription amount for the Purchaser will be C$14,733,123.84. Further details of the Commitment Agreement are contained in the Company?s Circular.

As of the date hereof, the Purchaser owns 78.06% of the Company?s issued and outstanding Shares. If the purchase obligations of the Purchaser are fulfilled in full, the Purchaser does not subscribe for additional shares in the Rights Offering and no other shareholders exercise their Rights, the Purchaser will own 85.26% of the issued and outstanding Shares on completion of the Rights Offering.

About Sandfire Resources America Inc.

Sandfire Resources America Inc. is a growth company focused on the exploration, development, and mining of its 100% owned flagship property, the Black Butte Copper project in central Montana, USA. The Company is led by a highly experienced executive management team that has a successful track record of building shareholder value through exploration, corporate finance, and mine development.

Contact Information:
Sandfire Resources America Inc.
Nancy Schlepp, Director of Public Affairs
Mobile: 406-224-8180
Office: 406-547-3466
Email: nschlepp@sandfireamerica.com

Cautionary statement regarding forward-looking information

Certain disclosures in this release constitute ?forward-looking information? within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including, without limitation, statements regarding the Company?s plans for advancing the Black Butte Copper Project (including plans to complete permitting), details of the Rights Offering, the intended use of proceeds of the Rights Offering, resource estimates and expected outcomes. In making the forward-looking statements in this news release, the Company has applied certain factors and assumptions that the Company believes are reasonable, including that the Company?s permitting will proceed as expected; that the Rights Offering will be completed and will raise the expected proceeds; that the results of exploration and development activities are consistent with management?s expectations and that the assumptions underlying mineral resource estimates are valid.

However, the forward-looking statements in this news release are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements, including without limitation: that the Rights Offering will otherwise not be completed or will raise less than the expected proceeds; uncertainties as to the costs to completion of the Rights Offering; the results of exploration and development activities will not be consistent with management?s expectations, the risk of unexpected variations in mineral resources, grade or recovery rates, delays in obtaining or inability to obtain required government or other regulatory approvals or financing, failure of plant, equipment or processes to operate as anticipated, the risk of accidents, labor disputes, inclement or hazardous weather conditions, unusual or unexpected geological conditions, ground control problems, earthquakes, flooding and all of the other risks generally associated with the development of mining facilities and the operation of a producing mine. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.